EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(In thousands, except ratios)	2015	2014
	(unaudited)
Earnings:
Net income	$95,450	$123,434
Add:
Provision for income taxes	52,688	66,955
Fixed charges	149,924	126,705
Less:
Capitalized interest	(20,702)	(21,225)
Earnings as adjusted (A)	$277,360	$295,869
Fixed charges:
Interest expense	$128,914	$105,172
Capitalized interest	20,702	21,225
Interest factors of rents (1)	308	308
Fixed charges as adjusted (B)	$149,924	$126,705
Ratio of earnings to fixed charges ((A) divided by (B))	1.85	2.34

(1)   Estimated to be 1/3 of rent expense.